SMART Technologies Inc.

ANNUAL INFORMATION FORM

For the fiscal year ended

March 31, 2011

Date: June 29, 2011

Table of Contents

GENERAL INTERPRETATION MATTERS	3

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

BACKGROUND PRIOR TO FISCAL 2009	4
THREE-YEAR HISTORY	5

DESCRIPTION OF THE BUSINESS	7

COMPANY OVERVIEW	7
INDUSTRY BACKGROUND	8
CUSTOMERS	9
PRODUCTS AND SERVICES	10
COMPETITION	15
PRODUCTION	16
INTELLECTUAL PROPERTY	17
EMPLOYEES	17
2010 CORPORATE REORGANIZATION	18
RISK FACTORS	18

DIVIDEND POLICY	18

DESCRIPTION OF CAPITAL STRUCTURE	18

CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES	19
PREFERRED SHARES	20

MARKET FOR SECURITIES	21

DIRECTORS AND OFFICERS	22

NAME, OCCUPATION AND SECURITY HOLDINGS	22
ADDITIONAL DISCLOSURE FOR DIRECTORS AND OFFICERS	23
CONFLICTS OF INTEREST	23

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	24

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24

TRANSFER AGENTS AND REGISTRARS	26

MATERIAL CONTRACTS	26

INTERESTS OF EXPERTS	26

AUDIT COMMITTEE	26

AUDIT COMMITTEE CHARTER	26
COMPOSITION OF THE AUDIT COMMITTEE	26
RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE	27
PRE-APPROVAL POLICIES AND PROCEDURES	27
INDEPENDENT AUDITOR SERVICE FEES	28

ADDITIONAL INFORMATION	28

APPENDIX A – AUDIT COMMITTEE CHARTER	29

General Interpretation Matters

Unless the context otherwise requires, all references to the “Company”, “SMART”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2011, we mean our fiscal year ended March 31, 2011. All references to “$” and “dollars” in this Annual Information Form (“AIF”) mean United States (“U.S.”) dollars, unless otherwise indicated.

Special Note Regarding Forward-Looking Statements and Industry Data

Some of the statements in this AIF may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and to the technology product industry and business, demographic and other matters in general. Statements including the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	our ability to manage our growth;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product assembly and logistical services successfully;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to manage, defend and settle litigation;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. The foregoing list should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements included in this AIF, including “Risk Factors”. Although we believe that the assumptions inherent in the forward-looking statements contained in this AIF are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Unless otherwise indicated, information contained in this AIF concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share is based on information from independent industry organizations, such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report used in this AIF is the “Interactive Displays/ICT Products Market: Quarterly Insight State of the Market Report” Quarter 1, May 19, 2011.

Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity and market share information included in this AIF is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by independent industry analysts and third-party sources and by us.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta) (“ABCA”), on June 11, 2007. On February 26, 2010, we changed our name from SMART Technologies (Holdings) Inc. to SMART Technologies Inc.

On May 13, 2010, our Board of Directors approved a reorganization of the capital of the Company, described under “2010 Corporate Reorganization”. As part of this reorganization, SMART Technologies Inc. amalgamated with School Amalco Ltd. on June 8, 2010 to form an amalgamated corporation pursuant to the ABCA, which continued under the name SMART Technologies Inc.

Our principal executive offices and registered office are located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1.

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries, all of which are wholly owned, directly or indirectly, by SMART Technologies ULC.

General Development of the Business

Background Prior to Fiscal 2009

SMART Technologies was co-founded in 1987 by David Martin and Nancy Knowlton who first conceptualized the touch-enabled SMART Board™ interactive whiteboard in 1986 and launched the first commercial version of the product in 1991. In 1992, the Company formed a strategic alliance with Intel Corporation ("Intel") resulting in joint product development and marketing efforts and Intel’s minority ownership in SMART.

Since the release of the first SMART Board interactive whiteboard, SMART has developed a variety of related attachment products and services to complement the interactive whiteboard. Prior to fiscal 2009, SMART launched the AirLiner wireless slate, Sympodium products, and the Senteo interactive response system (currently known as SMART Slate™, SMART Podium™, and SMART Response™). We also began our focus on global expansion in order to further penetrate the education market worldwide.

In August 2007, shareholders of our predecessor company, SMART Technologies (Holdings) Inc., signed an agreement with Apax Partners L.P. and Apax Partners Europe Managers Ltd. (which we collectively refer to as Apax Partners in this AIF), to effect a corporate reorganization, pursuant to which the shareholders of the predecessor company reduced their combined ownership interest to 50.1% and Apax Partners acquired a 49.9% interest in the Company. The corporate reorganization substantially increased indebtedness through the issuance of $465.0 million of term bank debt and CDN$338.9 million (equivalent to $319.2 million when issued) of related party debt, consisting of a shareholder note payable and cumulative preferred shares. The majority of these proceeds funded a distribution to shareholders at the time of the transaction.

Three-Year History

Fiscal 2009

We continued strengthening our global position in June 2008 with the hiring of a Vice President and General Manager for Europe, the Middle East and Africa (“EMEA”). As part of our global strategy, this new position was created to bolster regional presence in EMEA by increasing our promotional marketing and customer support efforts. In July 2008, we hired our Vice President, Strategy and Alliances to develop sustainable competitive advantages through long-term strategies and relationships with third parties.

At the beginning of fiscal 2009, we implemented a new enterprise resource planning (“ERP”) system. Significant difficulties experienced in the implementation disrupted our operations and financial and accounting systems for a number of months. By the end of the second quarter, we had shipped all the products that we had been unable to ship in the first quarter, and we continued to resolve material issues with the ERP system for the remainder of fiscal 2009.

In March 2009, SMART entered into an agreement with a European contract manufacturer in Hungary to assemble SMART Board interactive whiteboards destined for EMEA customers. This increased our capacity by more than 125,000 SMART Board 600 series interactive whiteboards per year.

In fiscal 2009, SMART launched the following new product offerings and features:

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SMART TableTM interactive learning center – The SMART Table is the first multitouch, multiuser interactive learning center that allows groups of early education students to work simultaneously on one surface. The SMART Table’s interface is so intuitive that even young students can start using it without instruction.

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SMART Board interactive display frame – The SMART Board interactive display frame attaches easily to most plasma and LCD displays, adding touch capability and transforming them into collaboration tools. The SMART Board interactive display frame uses SMART’s proprietary DViT™ (Digital Vision Touch) technology. It integrates seamlessly with SMART’s other collaboration solutions.

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Touch Recognition for SMART Board 600 series interactive whiteboards – This feature automatically detects the difference between a pen, finger and palm of the hand, enabling the user to write with a pen, move objects with a finger and erase with a palm without having to access additional tools, on-screen menus or buttons.

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SMART Meeting Pro™ software, SMART Hub™ SE collaboration platform, SMART Hub PE – Combined with SMART Board interactive whiteboards, these three new products specifically target collaboration in the corporate environment by leveraging integrated data conferencing to enable fast and simple connections.

Fiscal 2010

In May 2009, SMART opened its new global headquarters in Calgary, Alberta. The 205,000 sq. ft. (19,000 m2) building provides space to almost 1,000 employees and features 90 meeting and collaboration rooms equipped with SMART’s products.

Through the first six months of fiscal 2010, we continued to resolve issues remaining from the ERP system implementation in fiscal 2009. By the end of the second quarter of fiscal 2010, we had substantially resolved all material issues associated with the ERP system.

In fiscal 2010, SMART launched several new product offerings and features:

•	SMART Board SBD600 series interactive whiteboard – This interactive whiteboard features dual-touch capability, enabling two users to move objects or write on its surface simultaneously.

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SMART Board 685ix interactive whiteboard system – This system is a high-definition, high-performance collaboration tool with an ultra-short-throw projector that virtually eliminates shadows, glare and projector light in the eyes.

•	SMART Podium™ ID422w interactive pen display – Adding to our line of interactive pen displays, the ID422w is our first widescreen version.

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SMART SlateTM WS200 wireless slate – The WS200 enables teachers and students to interact with digital lessons projected on a screen, interactive whiteboard, interactive display or interactive pen display from anywhere in a classroom.

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SMART Response interactive response system – Several additions to this line were introduced in fiscal 2010: CE, LE, PE, XE and VE. These products enable students to engage in more interactive learning using handheld wireless remotes, their own computers or handheld, browser-based devices, such as smart phones or the iPod Touch.

Fiscal 2011

As part of our strategy to expand our market position in optical touch technology, we acquired Next Holdings Limited (“NextWindow”) on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays. We are integrating NextWindow’s technologies with ours to accelerate innovation in our interactive displays, including the new SMART Board 400 series interactive whiteboard. The acquisition consideration for NextWindow was $82.0 million, including $8.0 million of cash held by NextWindow at the date of acquisition.

On May 13, 2010, in preparation for our initial public offering (“IPO”), our Board of Directors approved a reorganization of the capital of the Company that we refer to as the “2010 Reorganization”. Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8.0 million of the shareholder note payable and the effective conversion of the shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Class A Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our IPO on July 20, 2010. At this time, the newly created Class A Preferred Shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding.

On July 20, 2010, we completed our IPO and issued 8,800,000 Class A Subordinate Voting Shares resulting in proceeds to us of $134.3 million net of underwriting commissions and other offering expenses. Concurrently, existing shareholders sold an aggregate of 30,030,000 Class A Subordinate Voting Shares in the offering. We repaid $19.2 million of our term construction facility and $40.0 million of our unsecured term loan with proceeds from the offering. In conjunction with our IPO, we implemented an Equity Incentive Plan which provides for the awarding of stock option grants, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of SMART and its subsidiaries.

In December 2010, we entered into an agreement with a contract manufacturer in Mexico to assemble SMART Board interactive whiteboards for customers in the U.S., the Caribbean and Latin America.

The Company also made significant debt repayments during fiscal 2011. In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan were repaid in full. During the remainder of fiscal 2011, $55.0 million of our Second lien facility was repaid.

In fiscal 2011, SMART launched the following new product offerings and features:

•	SMART Board 400 series interactive whiteboard and interactive whiteboard systems – This is SMART’s entry-level interactive whiteboard line that uses SMART’s patented DViT technology.

•	SMART UF65 and UF75 projectors – These compact, 3D-ready projectors feature a high-quality projected image and offer longer lamp life than previous projectors.

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Fourth-generation SMART Board 600i series interactive whiteboard system – This latest generation of the 600i series features an improved and easy-to-use extended control panel and a fully integrated short-throw projector that is 3D-ready and has a longer lamp life.

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SMART Board 800 series interactive whiteboard, SMART Board 800i and 885ix interactive whiteboard systems for education – This new series of interactive whiteboards supports object awareness as well as multiuser writing and common multitouch gestures recognized in the Microsoft® Windows® 7 and Mac Snow Leopard operating systems. The series incorporates SMART’s patented DViT technology. Five key accessories designed for the series integrate seamlessly to create a comprehensive mobile or fixed classroom solution.

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SMART Board 885ix interactive whiteboard system and SMART Board 8070i interactive display for business – These two products specifically target the business market. Like the 800 series above, they use SMART’s patented DViT technology and support object awareness, multiuser writing and multitouch gestures.

Description of the Business

Company Overview

SMART Technologies designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate in innovative and effective ways. SMART is the global leader in the interactive whiteboard product category, which is the core of our collaboration solutions. We introduced the world’s first interactive whiteboard in 1991 and as of March 31, 2011, we had shipped over 1.9 million of our SMART Board interactive whiteboards worldwide.

SMART Board interactive whiteboards combine the simplicity of a whiteboard and the power of a computer. By touching the surface of a SMART Board interactive whiteboard, the user can control computer applications, access the Internet, write in digital ink and save and share work. Our award-winning interactive whiteboards are the result of more than 20 years of technological innovation focused on providing an intuitive and compelling user experience. Our interactive whiteboards are designed to serve as the focal point of a broad technology platform in classrooms and meeting rooms. Our line of interactive whiteboards currently ranges from the 400 series, our latest entry-level product, to the 600 series, our most popular product in education, to the 800 series, our feature- and functionality-rich multiuser interactive whiteboard.

We also complement our interactive whiteboards with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. We offer a line of short- and ultra-short-throw projectors, SMART Board interactive displays, the SMART Table interactive learning center and a variety of related products, including the SMART Response interactive response system, the SMART Slate™ wireless slate, as well as services to support their implementation and use.

SMART’s focus on global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network. We believe that our well-established distribution network provides us with a broad global presence and access to a large addressable market. Our strategy includes acquiring new customers in markets we are developing, such as EMEA, that have seen recent growth. During the fiscal year ended March 31, 2011, 71% of our revenue was generated in the U.S. and Canada, 22% in EMEA, and 7% in the rest of the world.

Industry Background

Interactive Whiteboards

SMART pioneered the interactive whiteboard product category, selling the first interactive whiteboard in 1991. Since then, interactive whiteboards and other related attachment solutions have been replacing and supplementing traditional learning and collaboration tools in classrooms and meeting rooms. Unlike traditional tools, an interactive whiteboard allows users to control computer applications, access the Internet, write in digital ink and save and share work. It also allows teachers, students and meeting participants to view and interact with presentations and information in real time, both locally and remotely. Because of its network connectivity capability, interoperability with multiple related attachment solutions and central physical location, an interactive whiteboard can serve as the focal point for interaction and collaboration in classrooms and meeting rooms. The adoption of interactive whiteboards has been followed by the development of modular and integrated interactive technology products that enhance the interactive learning and collaboration experience. In addition, an active community of users and developers has emerged that creates content and software for interactive whiteboards.

In addition to the interactive whiteboard product category, we believe that there are significant revenue opportunities in complementary interactive hardware and software products. According to Futuresource, the business and government markets currently represent less than 11% of global interactive whiteboard sales and we believe the majority of those interactive whiteboards are purchased for training purposes. We believe that the business market for interactive whiteboards represents an additional attractive opportunity and that interactive whiteboards can become an important enabler of more effective and efficient workforces.

The Education Market

The education market has been the most active in adopting interactive whiteboard solutions. We believe this is a result of the benefits of those solutions for teachers, students and administrators, which include the following:

•	creation of digitally rich lessons incorporating images, video, animation and sound to more effectively engage students and encourage their participation;

•	the ability to easily save, share and access digital lessons, which can also be improved by the teaching community, decreasing the demand on teacher planning and preparation time;

•	the distribution of digital lessons electronically to students, reducing students’ need to take notes and enabling them to concentrate more on understanding the materials presented;

•	instant, real-time access in the classroom to a vast array of digital resources on the Internet;

•	the delivery of the same lesson to multiple classrooms, including physically remote locations;

•	the ability for teachers to move more easily between a variety of activities and learning environments, creating more compelling lessons for students of all learning styles; and

•	retention of digital lessons and sharing of the best content between teachers.

Third-party research suggests that interactive whiteboards can positively effect student engagement, motivation, and the ability to accommodate a variety of learning styles (including those of certain special needs students) and student understanding and review processes. For instance, in one United Kingdom study, many students who had been taught using an interactive whiteboard over a two-year period made additional progress of up to 7.5 months, as measured by national test scores, as compared to their peers who had not been taught with an interactive whiteboard.

We believe that the opportunity for interactive whiteboards in the education market is large, and global penetration rates are still very low. Futuresource estimates that there are approximately 35 million teaching spaces in the world, with a global penetration rate of only 9% as at December 31, 2010. According to Futuresource, from 2004 to 2010, classroom penetration in the United Kingdom increased from approximately 26% to 73% and in the U.S. penetration increased from 4% to 36%. In addition, they estimate that most other large countries in Europe, Asia and Latin America currently have far lower penetration of interactive whiteboards in classrooms than the U.S. and the United Kingdom and we believe that these markets represent significant opportunities for future growth.

The Business Market

We believe that the business market for interactive whiteboards and related attachment products represents an attractive opportunity because these products can improve the quality of collaboration to enable a more effective and productive workforce. In meeting rooms, interactive whiteboards and related attachment products can help achieve the following:

•	make brainstorming and collaboration easier by providing a focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

•	add a visual, interactive dimension to conferencing that allows attendees to visualize a situation or concept and make decisions based on that visualization;

•	save time by allowing users to save and distribute the collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note-taking; and

•	enable participants to access digital files and use applications in real time.

In training rooms, interactive whiteboards can offer benefits in ways similar to classrooms.

There is currently a low adoption rate for interactive whiteboard solutions in the business market. We believe that a substantial opportunity exists for interactive whiteboards and other related collaboration solutions that are tailored to the needs of this market. We further believe that the interactive whiteboard has the ability to become the focal point of the meeting room or training room. In addition to being an important standalone collaboration tool, interactive whiteboards can integrate with other collaboration technologies, including video conferencing, web conferencing and audio conferencing, to enable groups to work more efficiently, reduce travel costs and collaborate more effectively.

Touch Technologies Currently Being Adopted Beyond Interactive Whiteboards

Interactive touch technologies have become more prominent in a variety of digital solutions beyond interactive whiteboards, most recently demonstrated with the release of the Apple iPad and other similar tablets. Many technology manufacturers are including and introducing interactive touch technologies in their product offerings, including desktop computers, laptops, notebooks, tablets and mobile phones. In addition, interactive touch technologies are being incorporated into a broader range of products, such as digital retail signage, directories and kiosks.

Customers

We currently sell our interactive whiteboards through our reseller network to the education, business and government markets. Although we do not sell to them directly, we consider these end-users to be our customers. We estimate that the education market accounted for approximately 85% of our revenue for fiscal 2011, while the other two markets accounted for the remainder of our revenue in fiscal 2011. In addition, we currently license our optical touch technologies and sell our optical touch components to manufacturers that seek to bring to market interactive touch products beyond interactive whiteboards.

Education – Examples of our customers in the education sector include North American educators at the New York City Board of Education, the Orange County Department of Education and Ohio State University. International customers in the education sector include the Federal State of Hamburg, Germany, the Mexican Secretariat of Public Education and the Latin American Educational Communication Institute. Futuresource estimates that 36% of all U.S. classrooms have interactive whiteboards and that our market share of the interactive whiteboard product category is 63% in the U.S. and 47% worldwide for the year ended March 31, 2011.

Business – Examples of our customers in the business sector include Cisco Systems, Inc., Ernst & Young, General Electric Company, Microsoft Corporation, Texas Instruments Incorporated and British Telecommunications plc.

Government – Examples of our customers in the government sector include the National Aeronautics and Space Administration (NASA), European Defense and Space Company N.V. (EADS) and the U.S. State Department Foreign Service Institute (FSI).

Products and Services

We offer an extensive range of interactive whiteboards and related attachment products, as well as interactive touch-enabled display components. At the core of our education solution is the SMART education platform, which can change the way teachers teach and students learn and interact. Generally, teachers with little or no experience with our products can quickly start delivering and creating multimedia lessons and those with more experience can depend on our solutions to grow with them as their skills and needs evolve. At the center of our SMART education platform is:

•	a touch-sensitive SMART Board interactive whiteboard with integrated projector options;

•	SMART NotebookTM collaborative learning software; and

•	the SMART Exchange™ website, our online community and content-sharing platform.

At the core of our business solution is the SMART collaboration system, which is designed to enable users to effectively collaborate with each other, whether they are located in a single meeting room or in meeting rooms around the world. Our SMART collaboration system for business consists of the following:

•	a touch-sensitive, high-definition SMART Board interactive display or SMART Board interactive whiteboard with integrated projector options;

•	SMART Meeting Pro software, including the SMART GoWireTM auto-launch cable; and

•	SMART BridgitTM conferencing software.

We complement our core platforms with an extensive selection of easy-to-use, modular products that provide teachers with additional ways to engage students and business users with additional tools to collaborate and communicate with suppliers, customers and colleagues. Our related attachment products are designed to work seamlessly with our core platforms and often require minimal training to install or use.

SMART Board Interactive Whiteboards

SMART Board interactive whiteboards include a large digital whiteboard that combines the simplicity of a whiteboard and the power of a computer. By touching a SMART Board interactive whiteboard, the user can control computer applications, write in digital ink and share and save work. We offer complete interactive whiteboard systems as well as stand-alone interactive whiteboards. Our various SMART Board interactive whiteboard models offer a range of functionality, sizes and price levels. The principal lines are shown below:

	400 series systems	600 series systems	800 series systems
Product description	Entry-level; enable touch interaction	High-quality; intuitive touch- enabled experience	New class of system; enhanced collaborative experience with touch gestures and multiuser capabilities

Ease-of-use features enable one step to	• select • move • navigate	• select • move • navigate • write • erase	• select • move • navigate • write • erase • toss • rotate • zoom • pan

Supports both finger and pen interaction	—	—	—

Includes SMART Notebook collaborative learning software	—	—	—

Includes SMART Meeting Pro software		—	—

Provides access to the SMART Exchange website	—	—	—

Interactive whiteboard technology	DViT technology	Resistive technology	DViT technology

Integrated short-throw projector models	480iv, 480i	660i, 680i, 685i	880i, 885i

Integrated ultra-short-throw projector models		685ix	885ix

Multiuser capable		(SBD models only)	—

Touch gestures and multitouch capabilities			—

SMART Board interactive whiteboards offer the following important benefits:

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Ease of use – Our products have been designed to be easy to use, and we believe that the increased adoption of our products is largely due to their user-friendly design. Substantially all of our whiteboards are touch-enabled, offering users the flexibility to use them with their finger, an electronics-free stylus or nearly any other object.

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Integrated design – We build products that integrate well with other SMART products and customers’ existing technology products. For example, a teacher using SMART Notebook software can initiate the SMART Response assessment functionality during a lesson without needing to launch another application.

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Complete solutions – For the education market, a SMART Board interactive whiteboard purchase includes SMART Notebook software and access to the SMART Exchange website. For the business market, a SMART Board interactive whiteboard or a SMART Board interactive display purchase includes SMART Meeting Pro software and the SMART GoWire auto-launch cable. Self-paced and online instructor-led training options, a standard warranty and technical support are included with the purchase of a SMART Board interactive whiteboard or interactive display. Complementary products and premium services are also available for a fee.

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Access to the SMART ecosystem – As the global leader in the interactive whiteboard product category, our ecosystem of digital content, lesson activities, software, services and accessories is large and growing. For the education market, numerous public websites provide digital content and SMART Notebook lessons. The availability of ready-to-use content allows teachers and students to benefit from SMART Board interactive whiteboards in their classrooms almost immediately.

SMART Board Interactive Displays

In addition to the interactive whiteboards described above, our interactive displays are also a significant product line. SMART Board interactive displays combine the intuitive touch-enabled capabilities of a SMART Board interactive whiteboard with a high-quality, high-definition LCD display. In December 2010, the SMART Board 8070i interactive display was released as an all-in-one collaboration system featuring a touch-enabled, high-definition, 70" LCD flat-panel display, an unobtrusive control panel and a multiuser Pen Tray. Designed to complement high-end workspaces, it is fully integrated with SMART’s DViT technology and SMART Meeting Pro software, which enables writing in digital ink over standard office applications.

Additional Hardware Products

In addition to interactive whiteboards and interactive displays, we sell a number of additional interactive hardware products for the classroom and meeting room. All are designed to improve learning and collaboration:

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SMART Response interactive response systems – A range of interactive response systems that enable respondents to answer questions and vote on topics using specialized wireless remotes, computers or browser-enabled mobile devices. Each model gives teachers or presenters the ability to instantly track quiz results and lesson comprehension to gain immediate insight into student learning, helping to increase overall retention and engagement. We offer versions for primary and secondary grades, a software version for one-to-one learning environments and a beta version for mobile devices.

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SMART Table interactive learning center – The first multitouch, multiuser interactive learning center designed for the education market, allowing groups of young students to work simultaneously on its surface from all sides. The SMART Table encourages collaboration and consensus building among early learners, and its accessibility and ease of use encourages the inclusion of students with special needs in lessons.

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SMART Podium interactive pen display – An interactive display for large room presentations, such as auditoriums. Presenters can project their work onto a large screen while using the SMART Podium display to write over any file, web page or application in digital ink and save their notes afterward.

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SMART Document Camera – A compact device that enables teachers to display images or video of documents or objects within a lesson on a SMART Board interactive whiteboard. Integrating seamlessly with SMART Notebook software, teachers can write over images in digital ink or save them in the Gallery for later use.

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SMART Slate wireless slate – A tablet-style device that enables wireless remote interaction with the SMART Board interactive whiteboard. It gives users the freedom to interact with digital content from anywhere in the room by utilizing a stylus on a flat, hand-held surface.

•	SMART Board interactive display overlay or frame – An overlay or frame that provides full touch-enabled capabilities to an LCD or plasma display up to 65 inches (165 cm) in size.

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SMART Audio classroom amplification system – A voice amplification system that distributes a presenter’s voice evenly throughout a classroom or meeting room so that students or attendees can hear clearly, no matter where they are sitting.

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SMART Hub collaboration appliance – An appliance that works with a SMART Board interactive whiteboard and allows the user to create, share and distribute digital notes without the need for a dedicated meeting room computer. The SMART Hub provides the flexibility to add a laptop, plug in a USB key or connect to a multimedia device, such as a DVD player.

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SMART GoWire auto-launch cable – A cable that launches SMART Meeting Pro software or SMART Meeting Pro™ Premium software, when it is used to connect a laptop to a SMART Board interactive whiteboard or SMART Board interactive display.

As a result of our acquisition of NextWindow, our portfolio of solutions also includes the following:

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PC Touch (1900 and 3000 series) – Designed for high volume manufacturer integration into LCD screens between 17 to 30 inches (43 to 76 cm) in size. Uses include all-in-one computers and standard PC monitors. Available as a kit solution or assembled on-glass.

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Display Touch (2000 and 5000 series) – Designed for integrators to convert large-screen format displays between 30 to 120 inches (76 to 304 cm) in size into interactive touch screens. Uses include digital signage, directories and kiosks. Available as a kit solution or assembled on-glass.

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Overlay Touch (2700 series) – An overlay designed for end-users to easily mount onto a standard LCD or plasma monitor between 30 to 72 inches (76 to 182 cm) in size, converting it into a fully functional, interactive touch screen. Uses include digital signage, directories and kiosks.

Software Products

For the education market, we sell our interactive whiteboards with SMART Notebook software included as part of an integrated platform. SMART Notebook software is our education flagship software product and is now in its fifth major version. For the business market, we sell our interactive whiteboards with SMART Meeting Pro software included. For remote collaboration or distance education, SMART Bridgit conferencing software can connect multiple interactive whiteboards, desktops and laptops in any location.

We also offer a number of additional software products for the classroom and meeting room to enable interactive learning and collaboration. We have not historically focused on selling our software independently from our hardware, and stand-alone software sales are not currently a significant part of our revenue. However, we believe that software is an integral part of the value proposition of many of our product offerings. In the future, we expect to increase our revenue from the sale of software, independent from our hardware. Our portfolio of software products includes:

•	SMART Notebook software – Collaborative learning software that allows users to create, deliver and manage interactive lessons within a single application.

•	SMART Notebook SE (Student Edition) software – Enables students to complete school work, take notes, manage due dates and organize digital material.

•

SMART Notebook Express™ web application – Used to open, edit and share course materials created using SMART Notebook software on any browser-enabled device, with no need to have SMART Notebook software installed.

•	SMART Response CE interactive response system software – Designed for computer-enabled learning environments, SMART Response CE software enables students to participate in SMART response assessments from their own computers. Teachers can conduct planned or spontaneous quizzes and tests, and report, track and evaluate students’ results.

•

SMART Sync classroom management software – Enables teachers to connect their computer quickly and easily to every student computer in a classroom. Teachers can efficiently monitor student progress, broadcast to each screen, respond to questions remotely, blank all student screens to focus attention and control Internet access.

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SMART Classroom Suite interactive learning software – Combining SMART Notebook software, SMART SyncTM software, SMART Notebook SE (Student Edition) software and SMART Response CE software, this supports the key elements of teaching and learning, from lesson creation and delivery to student assessment.

•

SMART Notebook™ Math Tools software – An add-on for SMART Notebook software that enables teachers to demonstrate math concepts visually on a SMART Board interactive whiteboard. It includes a large selection of dynamic and intuitive tools, such as an advanced equation editor, a Texas Instruments® emulator launcher, a custom graph builder, a shape divider, advanced measurement tools and table and graphing tools.

•

SMART Ideas™ concept-mapping software – A visual learning and concept-mapping application for the classroom, helping students to better analyze and understand complex ideas by building multilevel, interactive concept maps.

•

SMART Meeting Pro software – Allows users to display files on the SMART Board interactive whiteboard or display and write notes in digital ink during collaborative work sessions. Users can mark up files in standard office applications, write notes over web pages or simply make whiteboard notes – and then save the work for immediate distribution. It provides dual-write and gesture support, auto-crash recovery and whiteboarding tools.

•

SMART Meeting Pro Premium software – Allows users the ease of use and collaborative benefits of the SMART Meeting Pro software solution, while introducing the ability to share screens with remote meeting participants, convert handwritten notes to text recognized objects and manage multiple displays from the same meeting room computer.

•

SMART Bridgit conferencing software – Software that provides a quick, easy and effective way to share voice, video and data between two or more network-connected Mac OS X or Windows devices, whether they are in the same room or around the world. It provides support for multiple screen viewing and enhancements to optimize Microsoft Windows 7 desktop sharing, collapsible thumbnails that offer improved screen utilization for Microsoft Windows users and support for 20 languages.

Our Content

As a rapidly growing part of SMART’s comprehensive education solution, the SMART Exchange website offers teachers the ability to access easy-to-use, relevant and classroom-ready lesson content. The SMART Exchange website provides an online community where teachers can connect with each other, exchange lessons and ideas and access a growing body of content totaling over 50,000 resources to date. These resources include SMART- and third-party-created lesson activities and interactive response question sets. Available via any web browser, the SMART Exchange website allows millions of SMART Board interactive whiteboard users to access value-added content.

Customer Support

Sales of our SMART Board interactive whiteboards and other products typically include complementary online training and support, which we believe increases the effective use of our products. Users of our products can complete courses via our online learning management system and participate in online training sessions. In addition, we deliver face-to-face, fee-based learning events. This online training and support function serves to train users globally. Our complementary phone, e-mail, chat support and online knowledge base services provide our end-users with answers to questions and information on our products.

Competition

We are engaged in a highly competitive industry, and because it is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced, or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. We compete with other interactive whiteboard developers, such as Promethean World Plc (currently our principal competitor), Hitachi, Ltd., Panasonic Corporation and Samsung Electronics Co. We also compete with interactive projector developers such as Seiko Epson Corp. and Dell Inc. Additionally, makers of personal computer technologies, television screens, mobile phones and other technology companies, such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, LG Electronics Inc. and Microsoft Corporation may seek to provide integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and may spend significant amounts of resources to try to enter the market.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we may not be the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new ones at competitive prices and in a timely manner.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships, including those through mergers or acquisitions, between themselves or with third parties in order to increase their products’ ability to address the needs of our current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

We believe that the following competitive strengths position us well to compete effectively:

Interactive whiteboard pioneer and established global category leader – We are the global leader in the interactive whiteboard product category, having introduced the world’s first interactive whiteboard in 1991. According to Futuresource, for the year ended March 31, 2011, our share of the category was 63% in the U.S. and 47% worldwide.

Our focus on a compelling user experience – While technologically sophisticated, our products are intuitive, easy to use, highly reliable and can seamlessly integrate with our complementary products and the products of many third parties. Our focus on the end-user has been integral to our organization and culture since our inception. As a result, we have an established team of product developers and usability experts whose priority throughout the innovation process is the customer experience.

Portfolio of innovative solutions – We have more than 20 years of innovation experience, having launched our first commercial SMART Board interactive whiteboard in 1991. We have developed – and have acquired another company that has developed – several generations of proprietary optical touch technologies and solutions. In addition to our interactive whiteboards, we also offer a range of hardware, software and content designed to integrate seamlessly with our interactive whiteboards. Our commitment to innovation and technological advancement has resulted in 68 patents issued in the U.S., 85 patents issued in other countries and approximately 580 patent applications pending worldwide as of March 31, 2011.

Premier brand – We believe that SMART is the most recognized brand name in the interactive whiteboard category. We have consciously built our portfolio of products and solutions around the SMART brand so that schools, businesses and government agencies can expect the same intuitive use, value and integration from all our products. We believe that word-of-mouth recommendations from customers and established online user communities are key contributors to our strong brand and will help us increase our sales.

Large and loyal user base – Based on our current installed base in primary and secondary education and an assumed average classroom size of 24 students, we estimate that at least 40 million students and their teachers currently use SMART Board interactive whiteboards and other SMART products worldwide. We believe that our users are loyal to the SMART Board interactive whiteboard because of their familiarity and comfort with operating our products, their investment in creating materials specifically for use with our products and the overall quality of their user experience. We also believe that many students who have learned on a SMART Board interactive whiteboard will prefer to continue learning and collaborating with similar technology in higher education or the workforce and that our large and loyal customer base will be a source of demand for our products from these market sectors in the future.

Large and growing community of content developers – As a result of our category-leading position in interactive whiteboards and our broad user base, many end-users and professional content developers work with our SMART Notebook software to develop content for education, such as lessons with integrated multimedia. In many cases, this content is freely shared through content-sharing websites, and increasingly, is also being sold by content developers as supplementary materials or as part of a textbook offering.

Well-established global distribution network – We have spent almost 20 years building our global network of approximately 360 direct dealers and distributors. We believe that our strong global network of knowledgeable resellers is a critical competitive advantage as we seek to increase our revenue generated outside of the U.S., the United Kingdom and Canada. We believe that this network will also help us to further address the business market since many of our resellers already sell to business accounts.

Sales and Distribution

We have two sales and distribution models depending on geographic location.

In the U.S. and Canada, we utilize a one-tier structure that currently includes approximately 285 dealers. We sell our products and solutions to these dealers, who then resell our products directly to our end-users. Under rare circumstances we occasionally sell directly to end-users.

In the rest of the world, we use a two-tier system, through approximately 75 distributors. These distributors primarily sell our products to dealers, who in turn sell to end-users. Although our dealers and most of our distributors are not contractually required to sell our products exclusively, we believe that they currently do not sell competing interactive whiteboards. For the year ended March 31, 2011, the largest 50 North American dealers and international distributors accounted for approximately 70% of our global revenue and no individual reseller represented more than 5% of our revenue.

Production

Contract Manufacturing, Assembly and Logistics

Most of our components are manufactured, and certain of our complete products assembled, in whole or in part by third parties. Many of these third parties are located outside of Canada and the U.S. Final assembly of our interactive whiteboard products is currently performed in our assembly facility in Ottawa, Canada and by contract manufacturers in Hungary and Mexico. For our complementary hardware products, our involvement in the design process for products manufactured by third parties varies. For certain products we control the entire design process internally and then outsource manufacturing in order to achieve lower production costs or build products in specific regions. In those cases, we typically perform some final assembly and test those products internally. For other products where the third-party manufacturer has more input in the design process, the manufacturer typically performs final assembly and testing.

For interactive whiteboards, our primary assembly facilities in Canada, Hungary and Mexico are the lead sites for assembly and assembly process development. Our proprietary and highly-engineered assembly process has been developed over several years. It gives us the ability to scale production to meet demand, and also to maintain control over the process, the costs and the quality of the finished product.

We contract most of our warehouse and logistics functions to third parties in Europe, Asia and the continental U.S. These third parties ship our products on our behalf and perform certain other shipping, product-return and product-upgrade functions.

Facilities

We own our global headquarters building in Calgary, Canada. This 205,000 square foot (19,000 m2) building is used for substantially all of our operations other than product assembly and outsourced operations. We also lease 20,400 square feet (1,900 m2) of additional space in Calgary, which we use for custom solutions and prototype development.

Our primary assembly and warehouse facility in Ottawa, Canada has 258,000 square feet (24,000 m2) of space. In addition to offices in the U.S., Canada and New Zealand, we maintain sales offices in Brazil, China, France, Germany, Japan, Singapore, South Korea, the United Arab Emirates and the United Kingdom.

We have established promotional, marketing and support structures in 14 countries globally to support our distributors in those regions. This is part of our global expansion and strategy to penetrate markets outside of our core North America market. In some locations we have sales offices while in others our teams telecommute.

Intellectual Property

The Company’s commercial success depends to a significant degree on its ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the U.S. and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patent and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the U.S., New Zealand and other countries.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights.

To broadly protect SMART’s inventions, the company has in-house patent professionals and also consults with outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, SMART owns rights to an array of patented and patent pending technologies relating to interactive whiteboards and collaboration solutions technology.

It is SMART’s general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment.

SMART also enters into various types of licensing agreements related to technology and intellectual property rights. SMART may enter agreements to obtain rights that may be necessary to produce and sell its products and the Company may also license its technology and intellectual property to third parties through various licensing agreements

We actively attempt to protect, maintain and enforce our intellectual property rights as we determine appropriate and have initiated litigations against companies that we believe have infringed or violated our intellectual property rights.

Employees

As of March 31, 2011, we had 1,315 employees in Canada, 114 in the U.S. and 266 in other countries. No employees are represented by a labor union or covered by a collective bargaining agreement.

2010 Corporate Reorganization

On May 13, 2010, our Board of Directors approved a reorganization of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8.0 million on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as our existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, our share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company affected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with our IPO transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company.

After the completion of both the 2010 Reorganization and the IPO, authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares. After completion of the IPO and as of March 31, 2011, there were issued and outstanding 44,308,596 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares.

Risk Factors

The Company is subject to securities class action litigation in the U.S. and Canada and could incur significant litigation related expenses in defending or settling these claims. If such claims are not settled, an adverse determination against the Company could result in significant damage awards or other remedies against the Company.

The Company is a named defendant in class actions filed in the U.S. and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. Litigation resulting from these claims could be costly and time consuming and could divert the attention of management and key personnel from the Company’s business operations. The complexity of the issues involved and the inherent uncertainty of securities litigation increases these risks. In recognition of these considerations, the Company may decide to settle these claims, and the amounts of such settlements may be material. If the Company is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business, operating results and financial condition.

Additional information regarding all other Risk Factors is disclosed in Management’s Discussion and Analysis (“MD&A”), for the fiscal year ended March 31, 2011 as filed on May 18, 2011, which is incorporated by reference into this AIF. The MD&A is not contained within, or attached to this AIF, and the MD&A may be accessed by the reader of this AIF on SEDAR at www.sedar.com. This AIF must be read together with the MD&A in order to provide full, true and plain disclosure of all material facts related to our company’s risk factors.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain all our available funds for use in the operation of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors considers to be relevant. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future.

Description of Capital Structure

The following is a description of the material terms of our Class A Subordinate Voting Shares, Class B Shares and Preferred Shares as set forth in our articles and by-laws, certain agreements affecting the rights of certain of our shareholders and certain related sections of the ABCA, the Delaware General Business Corporation Law (“DGCL”), and certain other Canadian laws as may be applicable.

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

As of March 31, 2011, we have issued and outstanding 44,308,596 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares. Pursuant to our articles we cannot issue additional Class B Shares without the consent of 100% of the holders of our Class B Shares.

Class A Subordinate Voting Shares and Class B Shares

Except as otherwise described herein, the Class A Subordinate Voting Shares and Class B Shares are equal in all respects and will be treated as shares of a single class.

Shareholder Meetings; Voting

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of our shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise described below or in the ABCA.

Certain Class Votes

So long as any Class B Shares are outstanding, we may not effect any of the following without the consent of the holders of at least two-thirds (and in the case of the last two bullets below, 100%) of the outstanding Class B Shares, voting separately as a class:

•	any proposed amalgamation involving us in respect of which the ABCA requires that the approval of our shareholders be obtained;

•

any proposed plan of arrangement pursuant to section 193 of the ABCA involving us in respect of which the ABCA, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the ABCA, requires that the approval of our shareholders be obtained;

•	any proposed sale, lease or exchange of all or substantially all our assets or property in respect of which the ABCA requires that the approval of our shareholders be obtained;

•	any issuance or creation of shares of any class or series that entitle the holders thereof to more than one vote per share; or

•	any issuance of Class B Shares or securities convertible into or exchangeable for Class B Shares, including any options, warrants or rights to acquire Class B Shares.

Dividends; Rights on Liquidation, Dissolution or Winding-up

The Class A Subordinate Voting Shares and the Class B Shares rank pari passu, share for share, as to the right to receive dividends and to receive our remaining property and assets on a liquidation, dissolution or winding up. The holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to:

•

receive such dividends as our Board of Directors determines in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only; and

•

receive in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, our remaining property and assets, in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only.

The Class A Subordinate Voting Shares and the Class B Shares are subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the Preferred Shares.

Conversion

Each Class B Share is convertible at any time, at the option of the holder, into one Class A Subordinate Voting Share. The Class A Subordinate Voting Shares are not convertible into any other class of shares.

Our Class B Shares may be held only by certain “permitted holders”, a term which generally refers to the original holder of such Class B Shares and to certain entities controlled by that original holder as follows:

•

in the case of Class B Shares originally issued to IFF Holdings Inc. (“IFF”), “permitted holder” means any of: (a) IFF, (b) Nancy L. Knowlton, (c) David A. Martin, (d) any trust that has as its majority trustee or trustees, either or both of Nancy L. Knowlton and David A. Martin and of which all the beneficiaries comprise any of Nancy L. Knowlton, David A. Martin, members of their families, close personal friends or a registered charity, and (e) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by one or more of the persons referred to in clause (a), (b), (c) or a trust referred to in clause (d);

•

in the case of Class B Shares originally issued to Apax Partners, “permitted holder” means any of: (a) Apax Partners, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Apax Partners; and

•

in the case of Class B Shares originally issued to Intel, “permitted holder” means any of: (a) Intel, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Intel.

Upon the sale, transfer, assignment or other conveyance of Class B Shares to a person that is not a permitted holder with respect to such Class B Shares, such Class B Shares will automatically convert to Class A Subordinate Voting Shares.

All Class B Shares owned by a permitted holder will convert automatically into Class A Subordinate Voting Shares upon the first to occur of:

•	such permitted holder ceasing to be such; or

•

such time as the total number of Class B Shares beneficially owned and controlled by such holder together with any other permitted holder of such holder is less than 10% of the total number of outstanding Class B Shares and Class A Subordinate Voting Shares.

In addition, all Class B Shares, regardless of the holder thereof, will convert automatically into Class A Subordinate Voting Shares upon the first to occur of such time as Nancy L. Knowlton and David A. Martin (together or individually) do not beneficially own and exercise control and direction over, directly or indirectly, more than 50% of the voting shares of IFF or any successor of IFF; or such time as neither Nancy L. Knowlton nor David A. Martin is our employee, officer or director.

Preferred Shares

We are authorized to issue without shareholder approval except as described in the next sentence, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the ABCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our Board of Directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Class A Subordinate Voting Shares and Class B Shares. Any issuance of shares of any class or series that entitle the holders thereof to more than one vote per share requires the prior approval of the holders of 100% of our Class B shareholders. As of the date hereof, no Preferred Shares are outstanding.

Market for Securities

Class A Shares

The Company’s Class A Subordinate Voting Shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “SMA” and the NASDAQ Global Select Market (“NASDAQ”), under the symbol “SMT”.

The following table sets out the volume of trading and price ranges of the Company’s Class A Subordinate Voting Shares on the TSX and NASDAQ.

	Class A Shares – TSX		Class A Shares - NASDAQ
Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume
July 2010	$15.65 – $18.35	334,862	$14.74 – $18.00	3,294,040
August 2010	$12.00 – $15.48	53,754	$11.30 – $15.49	710,825
September 2010	$10.60 – $14.52	57,879	$10.25 – $14.10	668,229
October 2010	$12.25 – $15.22	40,567	$11.88 – $14.84	628,381
November 2010	$8.00 – $13.52	120,906	$7.93 – $13.45	2,262,492
December 2010	$8.86 – $10.47	43,373	$8.96 – $10.45	777,573
January 2011	$8.71 – $9.98	42,479	$8.73 – $10.09	559,108
February 2011	$8.51 – $9.51	66,155	$8.72 – $9.60	544,595
March 2011	$8.74 – $10.52	27,991	$8.91 – $10.92	549,852

Class B Shares

In the most recently completed financial year, the Company issued Class B Shares that are not listed or quoted on a marketplace.

At the completion of the 2010 Reorganization on May 13, 2010, our share capital included 170,089,800 Class B Shares. On June 24, 2010, the Company affected a one-for-two reverse stock split that included the Class B Shares. In July 2010, in connection with our IPO transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company.

These events resulted in the 79,464,195 Class B Shares issued and outstanding as at March 31, 2011.

Directors and Officers

Name, Occupation and Security Holdings

Information is given below with respect to each of the current directors and officers, including all positions held with the Company, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the next annual general meeting of shareholders.

Directors and Officers (Name, Municipality of Residence and Present Principal Occupation)	Director Since	Position(s) with the Company	Prior principal occupation or employment within the preceding five years
David A. Martin Calgary, Alberta Executive Chairman and Chairman of the Board of Directors, SMART	1987	Executive Chairman and Chairman of the Board of Directors	Co-Chief Executive Officer, SMART

Nancy L. Knowlton Calgary, Alberta President and Chief Executive Officer, SMART	1987	President and Chief Executive Officer, Director	Co-Chief Executive Officer, SMART

Salim Nathoo (1) London, England Partner and Global Co-Head, Apax Partners	2007	Director	N/A

Arvind Sodhani San Francisco, California Executive Vice President, Intel Corporation; President, Intel Capital	2007	Director	Senior Vice President, Vice President, Intel Corporation

Michael J. Mueller (2) (3) (4) (5) Tecumseh, Ontario Director	2010	Director	Global Leader, Partner, PwC

Robert C. Hagerty (2) (3) (4) (5) Diablo, California Advisor, Polycom, Inc.	2010	Director	Chairman, Director, Chief Executive Officer, President, Polycom, Inc.

David B. Sutcliffe (2) (3) (4) (5) (6) Vancouver, British Columbia Director	2011	Director	Corporate Director

Thomas F. Hodson Calgary, Alberta Vice President, SMART	N/A	Vice President; President and Chief Operating Officer, SMART Technologies ULC	Vice President, Marketing; Executive Vice President and Managing Partner, Optimé International

G. A. (Drew) Fitch Calgary, Alberta Vice President, Finance and Chief Financial Officer, SMART	N/A	Vice President, Finance and Chief Financial Officer	President and Chief Executive Officer, Senior Vice President, Finance and Chief Financial Officer, The Westaim Corporation

Jeffrey A. Losch Calgary, Alberta Vice President, Legal and General Counsel, SMART	N/A	Vice President, Legal and General Counsel	Vice President, Legal and General Counsel, Consultant

(1)	Mr. Nathoo ceased being a member of the Audit Committee on June 22, 2011.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Independent director.
(6)	Mr. Sutcliffe was appointed to the Board of Directors and to the Audit, Compensation and Corporate Governance and Nominating Committees on June 22, 2011.

The following table sets forth information regarding beneficial ownership of our shares as of March 31, 2011 by each person known by us to be the beneficial owner of more than 10% of our shares and our directors and officers as a group.

	Class A Subordinate Voting Shares		Class B Shares
	Shares	%	Shares	%	% Total Share Capital	% Total Voting Power
Funds advised or managed by Apax Partners	–	–	34,795,491	43.8%	28.1%	41.5%
Intel Corporation	–	–	17,466,633	22.0%	14.1%	20.8%
IFF Holdings Inc.	–	–	27,202,071	34.2%	22.0%	32.4%
All directors and officers as a group(1) (2) (3)	3,014,410	6.8%	79,464,195	100.0%	66.6%	95.1%

(1)

Includes 27,202,071 Class B Shares owned by IFF, a corporation with respect to which David A. Martin and Nancy L. Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton may be deemed to be beneficial owners of shares owned by IFF.

(2)	Includes the Class B Shares beneficially owned by funds advised or managed by Apax Partners. Mr. Nathoo is a partner at Apax Partners but disclaims beneficial ownership of these shares.
(3)

Includes the Class B Shares owned by Intel. Mr. Sodhani is the Executive Vice President of Intel and has shared voting and investment authority over these shares. However, Mr. Sodhani disclaims beneficial ownership of these shares except of his pecuniary interest arising therein.

Additional Disclosure for Directors and Officers

No director or executive officer of the Company is, as at March 31, 2011, or has been within the ten years prior to March 31, 2011, a director, chief executive officer or chief financial officer of any company (including SMART), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

•

is, at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including SMART) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To the knowledge of the Company, no director or executive officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.

Legal Proceedings and Regulatory Actions

Securities Class Actions

Since December 2010, several class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, it is expected that various complaints will be consolidated into one action going forward. In June 2011, the U.S. District Court for the Northern District of Illinois appointed as Lead Plaintiff the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In March 2011, the defendants, including the Company, filed a motion seeking transfer of the case to the U.S. District Court for the Southern District of New York. That motion remains pending.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO.

The foregoing litigation proceedings are in their early stages. As a result, the Company has not been able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company in connection with such proceedings (or any related proceedings).

Litigation

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

Interest of Management and Others in Material Transactions

Since April 1, 2008, we have entered into the following transactions and agreements with our principal shareholders, our executive officers and our directors.

2010 Reorganization

The 2010 Reorganization was completed immediately prior to the IPO on July 20, 2010. The 2010 Reorganization is described under “2010 Corporate Reorganization”.

Construction Loan from IFF

In order to finance a portion of the costs associated with the construction of our headquarters in 2008, one of our subsidiaries entered into a loan and indemnity agreement (the “Loan and Indemnity Agreement”) with IFF and our co-founders David A. Martin and Nancy L. Knowlton. The Loan and Indemnity Agreement provided for a loan to our subsidiary that bore interest at a variable rate of 200 basis points above the prime rate of interest published by the Bank of Canada. In September 2010, the construction loan pursuant to the Loan and Indemnity Agreement was repaid in full.

Registration Rights

In connection with the investment in our company by Apax Partners in 2007, we entered into a registration rights agreement with Intel, Apax Partners and IFF, which was amended and restated in connection with the IPO. Those holders of our outstanding Class B Shares will be entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the U.S. and/or the securities laws of the provinces and territories of Canada of the Class A Subordinate Voting Shares owned beneficially by them or into which their Class B Shares are convertible, what the agreement refers to as “registrable securities”, as follows.

Underwritten Demand Registration Rights

Each of Intel, Apax Partners and IFF may request that we register for an underwritten offering no less than $50 million of registrable securities, referred to as “underwritten demands”. Upon their request, we must, subject to some restrictions and limitations, prepare and file a registration statement in the U.S. and/or Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian Securities Commissions. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Commencing on or about July 14, 2011, each of Apax Partners, Intel and IFF, may request that we file a shelf registration statement and/or Canadian shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon their request, we must, subject to some restrictions and limitations, prepare and file a shelf registration statement in the U.S. and/or Canadian shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that shelf registration statement or Canadian shelf prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian and U.S. regulations.

Each of Apax Partners, Intel and IFF are entitled to request that we effect underwritten offerings pursuant to such shelf registration statement or Canadian shelf prospectus, referred to as “underwritten takedowns”. Each of Intel, Apax Partners and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if we propose to register any of our Class A Subordinate Voting Shares or equity securities convertible into or exchangeable for our Class A Subordinate Voting Shares under the applicable U.S. securities or the applicable securities laws of any province of Canada, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF entered into a securityholders agreement which provides that such holders will, until the termination of the securityholders agreement, vote their Class B Shares so as to ensure that our Board of Directors consist of a total of seven directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel. The securityholders agreement also prohibits any amendment of our articles of incorporation or by-laws without the unanimous consent of the holders of our Class B Shares.

Director and Officer Indemnification

Our by-laws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all our directors and executive officers. Our main operating subsidiary, SMART Technologies ULC, has also entered into indemnity agreements with certain officers and key employees.

Employment Agreements

We have entered into employment agreements with our executive officers.

Participant Equity Loan Plan

Each of our executive officers purchased shares pursuant to our Participant Equity Loan Plan, under which the Company had loaned funds to for the purpose of allowing them to purchase common shares of the Company. These loans were repaid in full prior to the IPO.

2010 Equity Incentive Plan

Each of our executive officers has been granted stock options pursuant to the 2010 Equity Incentive Plan.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our executive officers and directors.

Transfer Agents and Registrars

The Company’s transfer agent and registrar in Canada is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta. The Company’s transfer agent and registrar in the U.S. is Computershare Trust Company N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Material Contracts

Other than as already disclosed on SEDAR, the Company has not entered into any material contracts, on or after January 1, 2002, that are required to be filed pursuant to NI 51-102 of the Canadian Securities Administrators.

Interests of Experts

KPMG LLP (“KPMG”) are the external auditors who prepared the Independent Auditors’ Report to the Board of Directors and Stockholders in respect of the annual consolidated financial statements of the Company for the year ended March 31, 2011.

As of March 31, 2011, KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulation thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Audit Committee

Audit Committee Charter

Attached is the Charter for the Company’s Audit Committee, as Appendix A.

Composition of the Audit Committee

As of March 31, 2011, members of the Audit Committee were Michael J. Mueller (Chair), Salim Nathoo and Robert C. Hagerty. On June 22, 2011, Salim Nathoo ceased to be a member of the Audit Committee and David B. Sutcliffe was appointed to the Board of Directors and the Audit Committee. Each current member of the Audit Committee is financially literate.

As of March 31, 2011, one of the directors on our Audit Committee was not an independent director. Under the rules of the NASDAQ and of the Canadian provincial securities regulators, all the members of our audit committee must be independent directors by the first anniversary of the date of our IPO on July 20, 2010. As of June 22, 2011, all the members of our Audit Committee were independent directors.

Relevant Education and Experience of Members of the Audit Committee

Michael J. Mueller

Mr. Mueller has been a director of the company since July 2010. Mr. Mueller retired from the audit firm PwC in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. From his appointment as Partner in 1979 through 2007, Mr. Mueller served PwC in various other capacities, including Managing Partner, National Managing Partner and a member of PwC’s Global Markets Council, Global Advisory Leadership Team and Global Audit Leadership Team. He currently serves on the Board of Directors of Hydro One Inc., an electricity transmission and distribution company in Ontario, Canada. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

Robert C. Hagerty

Mr. Hagerty has been a director of the company since July 2010. He has been Advisor to Polycom, Inc. since May 2010. Mr. Hagerty served Polycom in various executive capacities from 1997 through 2010, including as Director and President from January 1997; Director, CEO and President from July 1998; and Chairman, Director, CEO and President from March 2000 to May 2010. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd. He has also held several key executive management positions with Logitech, Inc., Conner Peripherals Inc., Signal Corporation, and Digital Equipment Corporation.

David B. Sutcliffe

Mr. Sutcliffe was appointed to the Audit Committee on June 22, 2011. He is currently a Corporate Director, previously serving as CEO of Sierra Wireless, Inc. from May 1995 through October 2005. He has over 25 years of experience in the high technology industry, including assignments as President and CEO of Xillix Technologies Corp., Vice-President and Business Unit Manager with Motorola Inc.’s Mobile Data Division and as Vice President and Business Unit Manager with Sydney Development Corporation.

Salim Nathoo

Mr. Nathoo has been a director of the company since August 2007, following Apax Partners’ investment in the company. Mr. Nathoo is a Partner and global co-head of Apax Partners’ technology and telecom team. He joined Apax Partners in 1999. From 1995 to 1999, Mr. Nathoo was with McKinsey & Company, an international management consulting firm, in various capacities. He currently also serves on the Board of Directors of Weather Investments S.p.A., a large multinational telecom group. Mr. Nathoo ceased to be a member of the Audit Committee on June 22, 2011.

Pre-Approval Policies and Procedures

The audit committee has the sole authority to pre-approve all audit and permitted non-audit services provided by the independent auditor. In addition, we have adopted an audit and non-audit services pre-approval policy which sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent auditor must be pre-approved. The policy provides that before our independent auditor may be engaged to render a service, the proposed services may be either pre-approved without consideration of specific case-by-case services by the audit committee; or require specific pre-approval of the committee. For both types of pre-approval, the audit committee considers whether such services are consistent with the SEC’s, the Canadian securities regulators’ and the Public Company Accounting Oversight Board’s rules on auditor independence. The audit committee also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its understanding and knowledge of our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality.

The audit committee annually reviews and pre-approves the services that may be provided by the independent auditor pursuant to the audit and non-audit services pre-approval policy. The audit committee may add to or delete from the list of pre-approved services from time to time, based on subsequent determinations.

Independent Auditor Service Fees

The aggregate fees billed by KPMG, the Company’s independent external auditor, for the fiscal years ended March 31, 2011 and 2010 for professional services rendered by KPMG were $1,742,000 and $2,461,000, respectively, as detailed below.

	Year ended March 31,
	2011	2010
	(in thousands)
Audit fees	$921	$823
Audit-related fees	–	323
Tax fees	821	1,221
All other fees	–	94

Total	$1,742	$2,461

Additional Information

Additional information related to the Company can be found on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on our external website at www.smarttech.com. Additional financial information is provided in the Company’s audited consolidated financial statements and the Company’s MD&A for the year ended March 31, 2011, which can be found at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated July 4, 2011, which can be found at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of SMART Technologies Inc. (the “Company”). Its primary function is to oversee the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of the financial statements of the Company.

The Committee will assist the Board in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Company;

(b)	the Company’s financial reporting process, system of internal controls, accounting practices and audit process;

(c)	compliance by the Company with legal and regulatory requirements that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(d)	management identification of principal risks in the business and processes to manage these risks;

(e)	the independent auditor’s qualifications and independence; and

(f)	the performance of the Company’s independent auditor.

The Committee will provide an avenue of communication among the auditors, management and the Board.

1.	Reporting

The Committee will report to the Board.

2.	Composition of Committee

The Committee will consist of not less than three and not more than five directors, as the Board may determine. All Committee members must qualify as independent directors (i) pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”), subject to transitional rules for new reporting issuers, (ii) pursuant to the listing standards of The Nasdaq Stock Market (the “NASDAQ”), and (iii) otherwise satisfy the applicable requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (together with the rules promulgated thereunder, the “Exchange Act”) or the NASDAQ, provided that the Board may elect to take advantage of any exception from such requirements provided in the NASDAQ rules.

All members of the Committee must be financially literate, as defined in NI 52-110. At least one member must have accounting or related financial managerial expertise and, in particular, must have (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other comparable experience.

Committee members may not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that this simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and any required public disclosure is made.

3.	Appointment of Committee Members

Members of the Committee will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee. Any Committee member may be removed or replaced at any time by the Board and will, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.	Vacancies

The Board may fill vacancies in the Committee. Whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers, so long as a quorum of members remains in office.

5.	Tenure

The Board will appoint members of the Committee annually following the Company’s annual general meeting. Each member of the Committee will hold office until retirement as a member, or until his or her term as a member of the Board is terminated.

6.	Chair

The Board will, on the recommendation of the Corporate Governance and Nominating Committee, designate one of the Committee members as chair of the Committee (the “Chair”).

If the Chair is unavailable to attend a meeting of the Committee, the Committee may elect, by a vote of a majority of members of the Committee present at the meeting, one of its members present at the meeting to preside over the meeting.

The Chair will have the responsibilities set forth in the “Committee Chair” section of the “Chair of the Board of Directors and Committee Chair General Guidelines” charter. The Chair will not have a casting vote.

7.	Secretary

The Committee will appoint a Secretary, who need not be a member of the Committee or a director of the Company. The Secretary will keep minutes of meetings of the Committee.

8.	Committee Meetings

The Committee will meet at least quarterly at the call of the Chair at times and places to be determined by the Committee. The Chair may call additional meetings as required. Meetings may also be called by the Executive Chair, the Chief Executive Officer (“CEO”) or any member of the Committee.

Committee meetings may be held in person, by video conference, by means of telephone or by any combination of the foregoing. The Committee will convene in camera sessions on a regular basis.

9.	Notice of Meeting

Notice of the time and place of each meeting may be given orally, in writing, by facsimile or by other electronic communication to each member of the Committee at least 48 hours prior to the time fixed for the meeting.

A member may in any manner waive notice of a meeting. Attendance of a member at a meeting will constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the basis that the meeting was not lawfully called.

10.	Agenda

The Chair will establish the agenda of meetings and, where possible, circulate materials sufficiently in advance to provide adequate time for review prior to the meeting.

11.	Quorum

A majority of the Committee members, present in person, by video conference, by telephone or by a combination of these means will constitute a quorum.

The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee entitled to vote on that resolution at a meeting of the Committee.

12.	Attendance at Meetings

The Lead Director may attend any Committee meeting as a non-voting participant.

The Committee may, by invitation, permit others to attend any meeting.

The Committee may request the presence of specified members of management at a meeting and in this case, the management member will attend, if reasonably practical.

13.	Minutes

The Committee will ensure that minutes of its proceedings are kept on a regular basis. The Committee will ensure that the full Board is kept informed of the Committee’s activities by reports provided in a timely fashion after each Committee meeting.

Specific Responsibilities

14.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements and unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in AIFs or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a AIF, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Company contained in a material change report.

(c)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Company or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(d)	review and discuss with management and the independent auditor and recommend to the Board prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospects (such as annual and interim earnings press releases);

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and any earnings guidance proposed to be provided to analysts and rating agencies;

(e)	receive and review reports from the Company’s Disclosure Committee;

(f)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

(g)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Company’s procedures that are in place for the review of the Company’s public disclosure of financial information that is extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

(h)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Company in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor; and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(i)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Company’s financial statements;

(j)	review the plans of management or the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(k)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

(l)	review disclosures by the Company’s CEO and Chief Financial Officer during their certification processes about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(m)	discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control these exposures, including the Company’s financial risk assessment and financial risk management policies;

(n)	meet separately, periodically, with management to discuss matters within the Committee’s purview; and

(o)	report regularly to the Board, both with respect to the activities of the Committee generally and with respect to any issues that arise regarding the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, or the performance and independence of the independent auditor.

15.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory requirements, the Committee will be directly responsible for recommending to the shareholders the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Company. The Committee will also be directly responsible for the approval of the fees to be paid to the independent auditor for audit services, and for pre-approval of the retention of the independent auditor for any permitted non-audit service. The Committee will also be directly responsible for the retention, termination, compensation and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor will report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Company that may reasonably be thought to bear on the independence of the independent auditor with respect to the Company, including the matters set forth in Independence Standards Board Standard No. 1, review any reported relationships or services that may impact the objectivity and independence of the independent auditor, take appropriate action to oversee the independence of the independent auditor, and consider applicable auditor independence standards;

(b)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(c)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with these issues;

(d)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(e)	evaluate at least annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Company;

(f)	meet with the independent auditor prior to the annual audit to review the planning, staffing and timing of the audit;

(g)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(h)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	report to the Board on such meetings.

(i)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(j)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(k)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(l)

review and approve the Company’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor (as more particularly described in the attached Exhibit “A”, as the same may be amended by the Committee from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Company’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Company, regardless whether that person was a member of the Company’s audit team; and

(m)	obtain assurance from the independent auditor that the audit was conducted in a manner consistent with Section 10A of the Exchange Act.

16.	Oversight in Respect of Risk Management

The Committee will develop guidelines and policies to govern the process by which the Company undertakes risk assessment and risk management, and will:

(a)	identify, assess and monitor the risks inherent in the business of the Company and establish and monitor compliance with policies and procedures necessary to address, as much as is reasonably possible, those identified risks;

(b)	in conjunction with management, review on an annual basis all aspects of the Company’s risk management program, including insurance coverage, foreign exchange exposures and investments, disaster recovery and business continuity plans;

(c)	review with management the presentation and impact of significant risks and uncertainties associated with the business of the Company;

(d)	review with management and bring to the attention of the auditors any correspondence with regulators or government agencies, employee complaints, or published reports that raises material issues regarding the Company’s financial statements or accounting policies;

(e)	review with management any litigation, claim or other contingency, including tax assessments, which could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements;

(f)	discuss with management, at least annually, the guidelines and policies utilized by management with respect to financial risk assessment and management, and the major financial risk exposures and the procedures to monitor and control such exposures in order to assist the Committee to assess the completeness, adequacy and appropriateness of financial risk disclosure in management’s discussion and analysis of financial condition and results of operations and in the Company’s annual and quarterly financial statements; and

(g)	oversee the investigation of alleged fraud, illegal acts and conflicts of interest, subject to a determination by the Board that any investigation should be conducted by the Board or another committee.

17.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	monitor compliance with the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(b)	adopt and periodically consider necessary amendments to the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(c)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services to be provided to the Company by the independent auditor, subject to any exceptions provided in the Exchange Act;

(d)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant such pre-approvals, provided that the decision of any member to whom authority is delegated to pre-approve a service must be presented to the Committee at its next scheduled meeting.

18.	Oversight in Respect of Other Items

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	monitor compliance with the Company’s Policy Regarding Transactions with Related Persons;

(b)	adopt and periodically consider necessary amendments to the Company’s Policy Regarding Transactions with Related Persons;

(c)	be responsible for the review of all related-party transactions, as such term is defined by the rules of the NASDAQ and the Securities and Exchange Commission and other matters including conflicts of interest;

(d)	to the extent appropriate, ensure that appropriate processes are in place for approval of the expenses of the Executive Chair and the CEO; and

(e)	review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

19.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	review with the General Counsel the Company’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(b)	administer the Company’s Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and any violation of the Company’s Code of Conduct and Code of Ethics for CEO and Senior Financial Officers and the confidential, anonymous submission of concerns by employees of the Company regarding any of these matters;

(c)	develop, maintain, monitor and update as may be required the Code of Conduct and Code of Ethics for CEO and Senior Financial Officers;

(d)	periodically review the Company’s disclosure policy.

20.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to guarantee the quality of the Company’s accounting practices or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. To the extent that procedures included in this Charter go beyond what is required of an Audit Committee by existing law and regulation, such procedures are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such different or additional procedures as it deems necessary from time to time. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Company appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day-to-day operation or performance of these activities. A member having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” is not to have imposed upon him or her a higher degree of individual responsibility or obligation than that imposed on other directors generally.

21.	Funding for Audit and Oversight Functions

The Committee has the sole authority to determine (subject to Board confirmation as required), and to require the Company to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to independent counsel and other advisors engaged by the Committee, as it deems necessary to carry out the Committee’s duties; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

22.	Committee Evaluation

The Committee’s performance will be evaluated regularly, in accordance with a process developed by the Corporate Governance and Nominating Committee and approved by the Board, and the results of that evaluation will be reported to the Corporate Governance and Nominating Committee and to the Board.

23.	Review of Committee’s Charter

The Committee will assess the adequacy of this charter on an annual basis and recommend changes as appropriate to the Corporate Governance and Nominating Committee.

24.	Miscellaneous

The Committee will have full access to management and to records of the Company as reasonably required to discharge its responsibilities.

The Committee may engage outside resources and advisors at the expense of the Company if deemed advisable.

The Committee, upon approval by a majority of its members and to the extent permissible under applicable law, may delegate its duties and responsibilities to subcommittees comprised of one or more members.

The Committee may, to preserve required or desirable confidentiality or privacy concerns, limit disclosure of its proceedings or decisions as reasonably required and appropriate.

EXHIBIT A

Hiring Policies regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The Committee has approved the following policy for the hiring of current partners and employees or former partners and employees of the Company’s independent auditor or certain of their family members.

1.	The Company shall not hire a current partner, principal, shareholder or professional employee of the independent auditor to serve as a member of its Board of Directors.

2.	The Company shall not hire the spouse, spousal equivalent, parent, dependent, nondependent child or sibling of a covered person in an accounting role or financial reporting oversight role.

3.	The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor in an accounting role or a financial reporting oversight role, unless the individual:

•	does not influence the independent auditor’s operations or financial policies;

•	has no capital balances in the independent auditor; and

•	has no financial arrangement with the independent auditor (other than retirement benefits permitted by Rule 2-01(c)(2)(iii)(A)(3) of SEC Regulation S-X).

4.	The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor for a position with the Company in an accounting role or a financial reporting oversight role, if such individual was the lead or concurring partner, or any other member of the audit engagement team who provided more than ten hours of audit, review, or attest services for the Company, unless in each case the employment with the independent auditor terminated at least one year prior to the date that audit procedures commenced for the fiscal period that includes the date of initial employment of the former audit engagement team member.

5.	Certain of the terms used in this policy are defined as follows:

a.	An “accounting role” means a role in which a person is in a position to, or does, exercise more than minimal influence over the contents of the accounting records or anyone who prepares them.

b.	An “audit engagement team” includes all partners and professional employees who participate in an audit, review or attestation engagement of the Company, including audit partners and all persons who consult with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events.

c.	An “audit partner” means a partner or persons in an equivalent position (other than a partner who consults with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events) who is a member of the audit engagement team and who has responsibility for decision-making on significant auditing, accounting and reporting matters that affect the financial statements, or who maintains regular contact with management and the Committee and includes the following:

•	the lead or coordinating audit partner having primary responsibility for the audit or review (the “lead partner”);

•

the partner performing a second level of review to provide additional assurance that the financial statements subject to the audit or review are in conformity with generally accepted accounting principles and the audit or review and any associated report are in accordance with generally accepted auditing standards and rules promulgated by the SEC or the Public Company Accounting Oversight Board (the “concurring or reviewing partner”);

•	other audit engagement team partners who provide more than ten hours of audit, review or attest services in connection with the annual or interim consolidated financial statements; and

•	other audit engagement team partners who serve as the lead partner in connection with any audit or review related to the annual or interim financial statements of the Company’s subsidiary whose assets or revenues constitute 20% or more of the assets or revenues of the Company’s consolidated assets or revenues.

d.	A “covered person” means:

i.	The audit engagement team;

ii.	all persons who,

a.	supervise or have direct management responsibility for the audit, including all successively senior levels through the independent auditor’s chief executive;

b.	evaluate the performance or recommend the compensation of the audit engagement partner; or

c.	provide quality control or other oversight of the audit;

iii.	any other partner, principal, shareholder or managerial employee of the independent auditor who has provided ten or more hours of non-audit services to the Company for the period beginning on the date the audit services are provided and ending on the date the independent auditor signs the report on the financial statements for the fiscal year during which those services are provided, or who expects to provide ten or more hours of non-audit services to the Company on a recurring basis; and

iv.	any other partner, principal or shareholder from the office of the independent auditor in which the lead audit engagement partner primarily practices in connection with the audit.

e.	A “financial reporting oversight role” means a role in which an individual is in a position to, or does, exercise influence over the contents of the financial statements or anyone who prepares them, such as when the individual is a member of the Board of Directors or similar management or governing body, chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, controller, director of internal audit, director of financial reporting, treasurer, or any equivalent position.

Prior to making a decision to hire any current or former employee of the independent auditor, the Committee may take into account any advice by the General Counsel of the Company that a proposed hiring is not barred by independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the NASDAQ.

The Committee will review annually a report to be provided by the Chief Financial Officer of the Company of any hiring during the preceding fiscal year of partners and employees of the Company’s independent auditor, including the identity and position within the Company of any person hired.